

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Senthil Sundaram
Chief Executive Officer
Terns Pharmaceuticals, Inc.
1065 East Hillsdale Blvd., Suite 100
Foster City, California 94404

> **Re:** **Terns Pharmaceuticals, Inc.**
> **Form S-1, as amended**
> **Exhibit Nos. 10.12 – 10.15**
> **Filed February 3, 2021**
> **File No. 333-252180**

Dear Mr. Sundaram:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance